March 19, 2013

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Viña Concha y Toro S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 001-13358

Dear Ms. Jenkins,

In my capacity as Chief Financial Officer of Viña Concha y Toro S.A.("Concha y Toro", "we" or the "Company"), I transmit for your review this letter that provides the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the "Commission")received in the letter dated February 11, 2013 (the "Comment Letter") regarding the Company's Annual Report on Form 20-F ("Form 20-F") for the Fiscal Year Ended December 31, 2011, filed with the Commission on April 30, 2012. This letter is keyed to the headings and comment numbers contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company's response.

Form 20-F for the fiscal year ended December 31, 2011

Notes to the Consolidated Financial Statements, page F-13

Note 15. Biological Assets, page F-67

1.	We note your response to comments one, two and three of our letter dated December 6, 2012. Please be advised that we continue to evaluate your response and may have further comments.

We are at your disposal to receive and answer any requests for information you deem necessary.

2.	We note in your response to comment four of our letter dated December 6, 2012 that you perform an assessment of the procedures set out in IAS 36.12 to determine whether there is any indication that the biological assets may be impaired, and it appears you have concluded that no impairment indications exist. In this regard, please provide your analysis supporting your conclusion that there are no indications of impairment for your biological assets since you began reporting under IFRS. Also explain to us in sufficient detail how you would measure the recoverable amount of your biological assets (i.e., fair value less costs to sell or value in use) as required under IAS 36 in the event that there were indications of impairment, particularly in view of your assertions regarding your inability to obtain and/or estimate certain information for purposes of determining the fair value of your biological assets.

1

As it is not possible to reliably determine the fair value of the biological asset ‘vine plantings’ in accordance with paragraph 30 of IAS 41, this biological asset is shown at cost less accumulated depreciation and any accumulated impairment.

Accordingly, as mentioned in paragraph 9 of IAS 36, the Company assesses at the end of each reporting period whether there is any sign of impairment of vine plantings.

In agreement with paragraph 12 of IAS 36, the Company has considered for this biological asset, valued at cost, the following information, assessed each year in terms of indications of impairment:

External sources of information

•	The state of the Chilean economy was analyzed in terms of its influence on the price level of tradable assets. The Chilean economy has grown over the past four years at a rate of 5% per annum. According to the analysis of investment banks regarding the economy, sources of growth have been domestic consumption and exports (mining, services and agricultural products), leading to an increase in prices of tradable goods. Thus in terms of the current state of the economy, it has been concluded that plantings valued at cost have not suffered any loss of value.

•	There have been no events that could have adversely affected the Company in terms of the legal, economic, and technological environment of the market to which this asset is destined. The company’s exports in volume terms have grown in the last three years at a rate of 5.36%. The company is the country’s number one exporting winery with 33.7% of total exports of bottled wine. On its part, wine consumption in the domestic market has remained at previous years’ levels despite competition from spirits and beer. This has occurred because grapes used in wine production for the domestic market are purchased from third parties and are of lower quality than the grapes produced by the winery, leading to different prices to the consumer and margins.

•	The risk of pests and diseases that can affect plantings was also analyzed. Chile is free of phylloxera, a pest that destroyed the majority of vines plantings in Europe many years ago. The agricultural department is requested to confirm if there are risks of pests that may affect the vines at the present and future time. The agricultural department is continuously monitoring the status of pests either affecting or likely to reach the American continent and maintains warning and prevention plans to combat any agricultural disaster. In summary, the risk that this type of event could affect the value of vine plantings was evaluated.

Internal sources of information

•	A test was performed of the company’s annual results in relationship to income generated by the cash-producing unit, which includes the company’s own vine plantings used to produce the wines made from premium and extra premium grape varieties. Income arising from sale of these wines is the one with the highest margin, as the great majority of these wines are exported and the margins obtained more than cover the cost and depreciation of the assets involved.

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•	To conduct this test first the sales revenue from wines made from premium and extra premium grape varieties was identified, and then the direct and indirect costs of the cash-generating unit, which are those costs generated in the production process of these products (wines). The operating margin was determined and it was confirmed that it more than covers depreciation of all assets involved in the cash-generating unit, including vine plantings.

Fair Value

If indications of impairment were found, it would be necessary to perform the following treatment:

•	Compare the cost value of plantings (fair value) with the result of the present value of cash flows from sales of finished products made from premium and extra premium grapes, in turn harvested from the plantings that are part of the cash-generating unit.

•	The value corresponding to the present value of flows is allocated to the plantings, and then this value is compared with the cost of plantings, as stated above. Depending on the final result it is confirmed whether an adjustment for impairment must be carried out.

3.	We note in your response to comment four of our letter dated December 6, 2012 that the Company’s export sales represent around 35% of total Chilean exports, and this growth has led to a strong increase in the value of land and grapevine plantings. Please further explain to us the basis for your statement that there has been a strong increase in the value of land and grapevine plantings, and tell us the information that you considered to arrive at this conclusion. Also tell us how the information that you used to arrive at this conclusion was considered for purposes of determining the fair value of your own biological assets. In this regard, it appears to us that such information could also be used for purposes of measuring the fair value of your biological assets.

As noted in the previous section, due to strong growth of the Chilean economy and the country's total exports, including growth of exports of the number one wine exporting company in the country, the value of land and plantings have increased in value as a result of capital gains resulting from economic growth. The acquisitions and mergers of wine companies in the past 5 years confirm the growth of this sector. There are no market prices regarding transactions of vine plantings that can be considered for purposes of IAS 41; publicly known transactions are related to acquisitions and mergers of companies with ongoing operations and are not transactions of separately identifiable assets.

In other words, as noted previously, an economy with strong investment and growth of 5% per year, with a currency that has appreciated against the dollar, has led to an increase in value of the tangible assets that generate internal and external flows (exports) as a result of this growth. Moreover, income generated by these assets have grown, despite the European crisis, as the unit value of exported bottled wine cases has been higher than in previous years.

This macroeconomic information is validated by external research of financial analysts, on the state of the Chilean economy and both domestic and export revenue growth. There is no history of market transactions regarding vine plantings since as noted above transactions are related to operating companies and corporate mergers, which do not provide information that could be used for purposes of measuring the fair value of biological assets.

4.	We note in your response to comment five of our letter dated December 6, 2012 that acquired vineyards are valued at their acquisition cost. Please further explain to us how this complies with IFRS 3.18, which requires the acquirer to measure the identifiable assets acquired and liabilities assumed at their acquisition-date fair values.

3

IFRS 3.18 was applied to the acquisition of the Fetzer subsidiary, which operates in the state of California, U.S.A., and whose purchase materialized in April 2011 and its assets and acquired liabilities accounted for at fair value.

Plantings (acquired in April 2011) were valued at cost “fair value” because there was no reliable market history to determine fair value according to IAS 41 paragraph 30.

The company decided to use cost for this asset, as according to the analysis carried out by the company it was concluded that if IAS41 is used, in terms of biological assets, the requirements established there are not met, that is, that fair value can be reliably determined as there is no active market, either in Chile, Argentina and the US that can determine a fair value.

Moreover, it is not possible to use information and other parameters to determine a fair value that meet the requirements set forth by IAS 41, since not all the variables considered provide a reliable basis for constructing fair value.

There are no statistics of transactions of vine plantings or of land planted with grape varieties which are of a quality similar to those owned by the winery in the various countries where the company has vineyard plantings. The information that could be obtained does not indicate the geographic area where a purchase transaction was carried out, if the price is a market price, the age of the plantings and quality of the vines.

Also according to a research conducted in 2012 in Fetzer it was checked and confirmed that there are no market transactions of plantings similar to those owned by Fetzer.

The research also confirms that the information available must correspond to studies of valuations of vineyards in geographical areas where the type of plantings, vine age, grape variety and grape quality are not identified. In addition, in these appraisals it is not specified whether values correspond exclusively to plantings, as it is possible that the value of irrigation system, water supply, fences and others are included in the appraisal.

The value of vine plantings of the subsidiary Fetzer represents approximately 7% of the consolidated value of vine plantings and 1.7% of the total value of the item property, plants and equipment. Accordingly, the Company determined the acquisition balance at fair value for assets, with the corresponding adjustment, establishing that the vines are valued at cost due to the reasons mentioned in the previous paragraph.

5.	We note the table that you provided in response to comment six of our letter dated December 6, 2012. Please revise the table provided so that the amount of acquired assets agrees with the information provided in Note 12 (page F-58) of your December 31, 2011 Form 20-F updated, as necessary, for any measurement period adjustments. In your response, also identify the method(s) that you used to estimate the fair value of the acquired biological assets pursuant to IFRS 3.18, and tell us how the factors that resulted in your inability to reliably measure the fair value of your own biological assets impacted your valuation of the acquired biological assets. Finally, please provide us with the book values and fair values of acquired assets in both Chilean Pesos and U.S. Dollars.

4

In comment 6 of the response dated December 6, 2012, the table presented showed the purchased assets valued at fair value for purposes of IFRS 3.18, excluding the items: cash equivalents, trade and other receivables, current and liabilities, whose values were shown in dollars.

In note 12 on page F-58 of Form 20-F of December 31, 2011 is shown a breakdown of assets and liabilities measured at fair value in Chilean pesos, representing a total of ChTh$ 89,582,286. This figure does not consider goodwill.

In Note 12 "Goodwill" as noted above is included the asset Current Biological Assets totaling ChTh$ 1,227,224, equivalent to US$ 2,596,970. This value corresponds to the accrued expenses of the next harvest. It is a current asset that was named Current Biological Assets, and corresponds to disbursements at historical cost which formed part of the cost of the upcoming harvest.

With respect to the vine plantings or vineyards, defined as the biological assets under IAS 41, this asset is part of the balance of the item Property, Plant and Equipment (ChTh$ 34,314,549).

The value assigned to the vineyards is cost, as noted in comment number 4 in the response.

Below is the table with the book values and fair values of the assets in the acquisition of Fetzer on April 15, 2011 both in Chilean pesos and U.S. dollars (except the items cash equivalents, trade and other receivables, currents, and liabilities):

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TANGIBLE ASSETS (in USD)	FAIR VALUE	BOOK VALUE	VALUATION METHOD
	US$	US$
Cash & Cash Equivalents	38,029	38,029	Book Value

Accounts Receivable and Prepaid Expenses	883,727	883,727	Book Value

Other Current Assets	5,339	5,339	Book Value

Finished Goods	18,078,408	18,078,408	Replacement cost method (RCM)
Work In Progress	61,160,828	61,160,828	Replacement cost method (RCM)
Raw Materials	4,104,071	4,104,071	Replacement cost method (RCM)
Total Inventories	83,343,307	83,343,307

Land	15,792,001	17,875,935	Market value
Buildings	20,460,000	21,769,983	Method of the Cost approach
Equipment	35,578,808	23,709,279	Method of the Cost approach
Construction in Progress	783,356	770,573	Method of the Cost approach
Total Fixed Assets	72,614,164	64,125,771

Goodwill	43,485,361	—	Residual method calculation
Brands/Trademarks	36,900,000	—	Relief from royalty method (RFRM)
Wholesale Distribution Network	3,600,000	—	Replacement cost method (RCM)
Favorable/(unfavorable) supply contracts	1,313,054	—	Comparative Method
Favorable/(unfavorable) leasehold interests	(1,412,000)	—	Comparative Method
Total Intangibles	83,886,415	—

Liabilities	(7,717,551)	(7,717,551)	Book Value

Total	233,053,431	140,678,622

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TANGIBLE ASSETS (in CLP)	FAIR VALUE	BOOK VALUE	VALUATION METHOD
	$	$
Cash & Cash Equivalents	17,971,140	17,971,140	Book Value

Accounts Receivable and Prepaid Expenses	417,614,012	417,614,012	Book Value

Other Current Assets	2,523,097	2,523,097	Book Value

Finished Goods	8,543,132,291	8,543,132,291	Replacement cost method (RCM)
Work In Progress	28,902,161,064	28,902,161,064	Replacement cost method (RCM)
Raw Materials	1,939,419,948	1,939,419,948	Replacement cost method (RCM)
Total Inventories	39,384,713,303	39,384,713,303

Land	7,462,667,766	8,447,452,023	Market value
Buildings	9,668,577,600	10,287,623,124	Method of the Cost approach
Equipment	16,813,121,376	11,204,056,908	Method of the Cost approach
Construction in Progress	370,182,692	364,142,062	Method of the Cost approach
Total Fixed Assets	34,314,549,434	30,303,274,117

Goodwill	20,549,442,175	—	Residual method calculation
Brands/Trademarks	17,437,464,000	—	Relief from royalty method (RFRM)
Wholesale Distribution Network	1,701,216,000	—	Replacement cost method (RCM)
Favorable/(unfavorable) supply contracts	620,496,798	—	Comparative Method
Favorable/(unfavorable) leasehold interests	(667,254,720)	—	Comparative Method
Total Intangibles	39,641,364,253	—

Liabilities	(3,647,005,886)	(3,647,005,884)	Book Value

Total	110,131,729,353	66,479,089,785

Total (Not included Goodwill)	89,582,287,178	66,479,089,785

6.	We note in the table you provided in response to comment six of our letter dated December 6, 2012 that you valued inventory using the replacement cost method. We further note that the fair value assigned to the acquired inventory was equal to the Fetzer’s book value on the acquisition date. Please advise us of the following:

•	Further explain to us in reasonable detail the basis for your belief that Fetzer’s book value of inventory was equal to its fair value (i.e., replacement cost) as of the acquisition date.

Inventories were valued using the replacement cost method (RCM).

The RCM assigns the portion of net income that corresponds to inventories according to the degree of progress in the business production and marketing chain. In this case, in a winery of Fetzer’s category where the added value of the product is found in brands and distribution capacity, inventory value using RCM delivered a value slightly above book value.

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Given the results of inventory valuation, the company determined that the book value at April 15, 2011 did not differ from the ranges that could be determined as the fair value of inventories, and thus used book value as representation of fair value.

RCM exercise:

	Bulk Wine Th$	FG Th$	Raw Material Th$	TOTAL Th$
Selling price	95,913	29,136
- Manufactoring effort remaining	322	—
- Brand Expenses	7,725	2,169
- Sales and marketing	7,372	2,070
- Profit allocable to the buyer	12,990	3,690
- Selling and administrative expenses	3,771	1,037
- Raw Material remaining	2,897	—
Value	60,836	20,170	4,104	85,110

Book Value	61,161	18,078	4,104	83,343

•	Further explain to us in sufficient detail the process that the Company undertook to determine the replacement cost of the acquired Fetzer inventory as of the acquisition date. In your response, please separately address how you determined the fair value of each type of acquired inventory (e.g. finished goods, work in progress and raw materials).

The table below summarizes the calculations of fair value (using replacement cost method) carried out for Fetzer inventories at the date of acquisition of the company. The mechanics of the calculation are set out in the response listed in paragraph 6.1.

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Inventory Class	Book value	Step-up /(step-down)	Precent step up/(step-down)	Fair market value

Raw materials	4,104,071	0	0.0%	4,104,071
Work In Progress	61,160,828	-324,862	-0.5%	60,835,966
Finished goods	18,078,408	2,091,409	11.6%	20,169,817

Total	83,343,307	1,766,547		85,109,854

Key Assumption		Calculations	WIP	FG

Income statement assumption		Top-down approach calculations

Net sales	100.0%	Selling price	143,856.1	28,733.2
Cost of goods sold	62.9%	less: Manufacturing effort remaining	29,350.9	—
Gross profit	37.1%	less: Brand expenses	11,226.6	2,242.4
Brand expense	7.8%	less: Selling, marketing and advertising cost	10,714.0	2,140.0
Sales & marketing	7.4%	less: General and administrative costs remaining	12,617.7	1,100.0
General & administrative	5.3%	less: Profit allocable to the buyer	19,110.8	3,081.0
Operating income	16.5%	less: Raw material remaining	—	—
		Subtotal	60,836.0	20,169.8

		Step-up and indications of value

Book value of inventory		Step up in value ( $ and % increase)

Raw materials	4,104.1	Raw material	—
Work In Progress	61,160.8	Work-in-prorgess (WIP)	-324.9
Finished goods	18,078.4	Finished goods (FG)	2,091.4
Total net inventory	83,343.3	Total net inventory step-up	1,766.55

Other key assumptions		Indicated fair market value

WIP percent complete	67.6%	Raw material	4,104.07
FG percent complete	100.0%	Work-in-prorgess (WIP)	60,836.0
Raw material portion of completed inventory	90.0%	Finished goods (FG)	20,169.8
Raw material pricing adjustment	0.0%	Total net inventory	85,109.85

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Supporting calculations	WIP	FG

Selling price
Net book value	61,160.8	18,078.4
% Complete	67.6%	100%
Grossed up net book value	90,511.7	18,078.4
Cost of goods sold (%)	62.9%	62.9%
Total selling price	143,856.1	28,733.2

Manufacturing effort remaining
Grossed up net book value	90,511.7	18,078.4
Raw material portion	81,460.6	16,270.6
Total manufacturing effort	9,051.2	1,807.8

Net book value	61,160.8	18,078.4
Raw material portion	81,460.6	16,270.6
Manufacturing effort to date	-20,299.8	1,807.8

Manufacturiong effort remaining	29,350.9	—

Brand expense
Total selling price	143,856.1	28,733.2
Brand expense (%)	7.8%	7.8%
Brand expense	11,226.6	2,242.4

Sales and marketing
Total selling price	143,856.1	28,733.2
Sales and marketing costs (%)	7.4%	7.4%
Sales and marketing	10,714.0	2,140.0

General and administrative costs (G&A)
Total selling price	143,856.1	28,733.2
General and administrative costs (%)	5.3%	5.3%
Total general and administrative costs	7,654.7	1,528.9
Total value added costs excluding G&A	31,116.6	6,091.3
G&A as % of value-added-costs	24.6%	25.1%

Manufacturinf effort remaining	29,350.9	—
Brand expense	11,226.6	2,242.4
Sales and marketing	10,714.0	2,140.0
Subtotal	51,291.6	4,382.3
G&A as % of value-added-costs	24.6%	25.1%
General and administrative costs remaining	12,617.7	1,100.0

Profit allocable to the buyer
Total selling price	143,856.1	28,733.2
Profit on sales (%)	16.5%	16.5%
Profit on sales	23,749.0	4,743.5
Total value added costs	42,945.8	8,440.4
Profit on value added costs (%)	55.3%	56.2%

Brand expense	11,226.6	2,242.4
Sales and marketing	10,714.0	2,140.0
General and administrative cost remaining	12,617.7	1,100.0
Total value added cost incurred by buyer	34,558.4	5,482.3
Profit on value added costs (%)	55.3%	56.2%
Profit allocable to the buyer	19,110.8	3,081.0

Raw material remaining
Total raw material	81,460.56	16,270.56
Raw material to date	81,460.56	16,270.56
Raw material remaining	—	—

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•	Tell us whether Fetzer applied U.S. GAAP, IFRS as issued by the IASB, or another set of accounting principles prior to your April 25, 2011 acquisition. Also, tell us how Fetzer accounted specifically for its inventory, and its grapevines and grapes on vines (i.e. biological assets) prior to your acquisition.

Fetzer's financial statements prior to the date of acquisition of April 15, 2011 are represented under USGAAP. Inventories are valued at historical cost (cost or market, whichever is lower), according to accounting principles. Vines are valued at historical cost and are subject to depreciation and possible impairment. Grapes growing on vines are shown at accrued historical cost from the beginning of the season up to harvest date, at which time the final cost of the company’s own harvested grapes is determined.

•	Identify the biological assets you acquired from Fetzer and how they are classified within the line items appearing in the table. Also, explain how your process used to estimate fair value of these assets under IFRS 3.18 might be useful to measure your biological assets under IAS 41.12.

As noted above in the response to comment number 5, current assets include accumulated historical costs corresponding to the upcoming harvest.

The vineyards are classified in the item Property, Plant and Equipment and are valued at cost for the reasons stated in the response to comment 4 (IAS 41 paragraph 30).

As requested by the Commission in the Comment Letter, I acknowledge, on behalf of the Company, the following:

a)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company's responses to the comments or any other matters, please call me at (56-2) 2476-5644.

Sincerely,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Vina Concha y Toro S.A.

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